EXHIBIT (a)(1)(D)

VMware Announces Extension of Exchange Offer

PALO ALTO, Calif., August 2, 2007 — VMware, Inc. announced today that the exchange offer by VMware and EMC Corporation has been extended and will now expire at 11:00 a.m., Pacific Time, on August 9, 2007, unless further extended. Any such extension will be followed by a public announcement no later than the next business day after the offer was scheduled to expire. The offer had been previously scheduled to expire at 11:00 a.m., Pacific Time, on August 6, 2007.

The offer is being made to certain employees of VMware and its subsidiaries in the United States to exchange all of their outstanding stock options to purchase EMC common stock for options to purchase VMware Class A common stock, and to exchange all of their restricted EMC stock for restricted VMware Class A common stock.

The depositary for the exchange offer has advised VMware and EMC that, through 11:59 p.m., Eastern Time, on August 1, 2007, a total of approximately 7,940,000 shares of EMC stock underlying EMC options and approximately 2,340,000 shares of restricted EMC stock were validly tendered and not withdrawn, representing approximately 64.5% of the outstanding shares of EMC stock underlying EMC options and approximately 40.2% of the outstanding shares of restricted EMC stock eligible to be tendered.

About VMware, Inc.

VMware, an EMC company (NYSE: EMC), is the global leader in virtual infrastructure software for industry-standard systems. Organizations of all sizes use VMware solutions to simplify their IT, fully leverage their existing computing investments and respond faster to changing business demands. VMware is based in Palo Alto, California. For more information, visit www.vmware.com or call 650-427-5000.

Contacts

Greg Eden

VMware, Inc.

1-650-427-1095